UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2021
Commission File Number: 001-39407

Li Auto Inc.
(Registrant’s Name)

11 Wenliang Street
Shunyi District, Beijing 101399
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
This Amendment No. 1 (the “Amendment No. 1”) is made to the current report on Form 6-K originally furnished to the Securities and Exchange Commission on July 26, 2021 (the “Original Super 6-K”), under which exhibit 99.1 captioned “Li Auto Inc. Supplemental and Updated Disclosures” (the “Original Exhibit 99.1”) was incorporated by reference into the registration statement on Form F-3 of Li Auto Inc. (File No. 333-258378). For the avoidance of doubt, exhibit 99.1 to the Amendment No. 1 replaces and supersedes the Original Exhibit 99.1 and is incorporated by reference into the registration statement on Form F-3 of Li Auto Inc. (File No. 333-258378) and shall be a part thereof from the date on which this Amendment No.1 is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX
Exhibit No.	Description
99.1	Li Auto Inc. Supplemental and Updated Disclosures

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Li Auto Inc.
By
/s/ Tie Li

Name:
Tie Li

Title:
Director and Chief Financial Officer

Date: August 3, 2021